Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 26 - 2006

SEPTEMBER 18, 2006
FOR IMMEDIATE RELEASE

AURIZON REPORTS FURTHER POSITIVE DEFINITION DRILL RESULTS FROM THE LOWER INTER ZONE AT CASA BERARDI

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to present additional results from the ongoing definition drilling on the Lower Inter Zone at its 100 percent owned Casa Berardi Gold Project located in north-western Quebec, Canada.  It is anticipated that operations at Casa Berardi will commence in the next 60 days.

“These additional definition holes drilled in the Lower Inter Zone continue to indicate that the potential of this wide, flat lying zone could improve our current mine plan.” said David Hall, President and CEO of Aurizon.  “The current undiluted resource grade for the Lower Inter Zone is 7.27 grams.  A new resource estimate will be calculated for the deposits at Casa Berardi at the end of the year.”

Definition drill program on Lower Inter Zone between section 10445 and 10595E

The Lower Inter Zone is a flat lying vein located 1,000 metres west of Zone 113.  Definition drilling is ongoing to provide additional information required for the final mine plan.  Mining of the Lower Inter Zone is expected in 2008.

Twelve (12) definition holes have been previously reported within this area and twenty-nine (29) additional definition holes have now been completed along the first 150 metre strike between sections 10445E and 10595E.  Of the forty-one (41) holes drilled within the mineable reserve area, fifteen (15) holes, representing 37% of the holes drilled, have returned double digit grades (in grams).  Best results are as follows.

Definition Hole #	Gold Ounces per ton	Gold Grams per tonne	Thickness Metres (along the hole)	Definition Hole #	Gold Ounces per ton	Gold Grams per tonne	Thickness Metres (along the hole)
703*	0.58	19.8	7.8	729	0.12	4.0	18.8
704*	0.67	22.9	12.4	730	0.26	8.9	11.0
706*	0.45	15.4	11.0	735	0.14	4.7	28.3
707*	0.75	25.6	48.2	736	0.10	3.5	45.2
718*	0.52	17.6	45.5	740	0.12	4.0	23.5
719*	0.31	10.5	29.1	743	0.16	5.5	15.1
720	0.30	10.4	7.8	745	0.57	19.4	5.8
721	0.61	21.0	16.5	746	0.18	6.3	13.6
722	1.16	39.6	17.5	747	0.35	12.0	18.5
723	0.38	13.1	6.5	753	0.32	10.8	10.8
724	0.72	24.7	13.5	760	0.16	4.7	19.6
725	0.19	6.6	16.5	765	0.39	13.2	12.3
728	0.18	6.3	12.3	766	0.22	7.5	9.4

* Previously released

Missing numbers in the sequence are shown on the sketch attached to this press release.

Information from the definition drilling will be used to outline the precise ore stope (mining) dimensions in the Lower Inter Zone.  Footwall drifts, which are set 20 metres apart, are being used as the collar locations for the current drill program.

The foregoing information was prepared under the supervision of Michel Gilbert. P.Eng., Vice President of Aurizon, and a qualified person under National 43-101.

Aurizon Mines Ltd.
Aurizon Reports Further Positive Definition Drill Results From The Lower Inter Zone at Casa Berardi

September 18, 2006
2

Quality Control

Core assays are performed on split or core sawed in half, with standard fire assay procedures and gravimetric finition.  Certified reference material is inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples are carried out systematically.  Primary assaying is performed on site and check assays are carried out by ALS Chemex of Val D’Or, Quebec.

Drill hole planning, implementation and the quality control program is supervised by Jeannot Boutin, P. Eng., Superintendent Mining Geology, an appropriately qualified person as defined by National Instrument 43-101.

Additional Information

One sketch is attached showing the underground exploration progress.  All other information previously released on the Casa Berardi Project, including the National Instrument 43-101 updated Feasibility Study prepared by Roscoe Postle & Associates Inc. dated October 26, 2005, is available on the Aurizon website at www.aurizon.com and www.sedar.com.

Aurizon is a pure gold company with a growth strategy focused on establishing a gold production base through the development of its Casa Berardi Project, situated in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing gold production through accretive transactions.  The 100% owned Casa Berardi Project is fully-funded, on budget and on schedule to commence production in late 2006, which will enable the Company to take advantage of the current high gold prices.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.  Additional information on Aurizon and its properties is available on Aurizon’s website at http://www.aurizon.com.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, the timing of bringing Casa Berardi into production, mine life, future commercial production, and work programs. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd.
Casa Berardi - West Mine Area

10400E
10800E
11200E
11600E
-200m
-400m
-600m
4800m
4600m
4400m
Zone 113
Lower Inter Zone
Definition drilling
550 m
690 m
790 m
0
100m
3.5/45.2
5.6/21.3
13.2/12.3
7.5/9.4
2.8/22.1
4.7/28.3
4.0/23.5
2.2/11.9
13.1/6.5
2.0/47.5
4.7/19.6
10.5/29.1
25.6/48.2
15.4/11.0
22.9/12.4
3.2/11.0
5.7/9.7
N.S.
4.0/18.8
5.5/15.1
6.3/13.6
5.6/6.0
-500m
17.6/45.5
3.0/10.9
8.9/11.0
12.0/18.5
10.8/10.8
8.6/4.9
6.6/16.5
6.3/12.3
N.S.
19.4/5.8
21.0/16.5
N.S.
N.S.
N.S.
3.0/5.4
-550m
19.8/7.8
24.7/13.5
12.8/14.9
3.3/7.9
N.S.
N.S.
N.S.
N.S.
N.S.
10.4/7.8
5.7/9.0
N.S.
N.S.
39.6/17.5
-600m
10450E
10550E
N.S.
0
25m
Legend
Mineable Reserves
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Preproduction Development 2006
Proposed Development Feasibility study
New Holes Reported
Previous Hole reported
8.4/7.1 = g/t Au/m
N.S. No significant results
AURIZON MINES LTD.
CASA BERARDI PROJECT
QUEBEC
Composite Vertical Longitudinal Section
West Mine Area
September 18, 2006
LON_CLOSE_UP_LI_SEPT.cdr

Reference: News Release Issue No. 26-2006